EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Third Quarter 2024 Financial Results

Singapore, November 12, 2024 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “Both of our financial and operating performance have achieved significant growth in the third quarter. Total revenue reached US$101.1 million, a historical high and representing a sequential increase of 15.6% and a year-over-year growth of 44.1%. Bottom line also largely increased in GAAP and non-GAAP basis. Net income attributable to ordinary shareholders of UP Fintech reached US$17.8 million, representing a quarter-over-quarter growth of 584.6% and a year-over-year growth of 34.0%. Non-GAAP net income attributable to ordinary shareholders of UP Fintech amounted to US$20.1 million, a quarter-over-quarter increase of 286.5% and a year-over-year increase of 25.6%.

In the third quarter, we added 50,500 customers with deposits, more than doubled from a year ago and the total number of customers with deposits at the end of the third quarter reached approximately 1,032,800. We took advantage of the active market condition in October and by now we have already achieved our annual guidance of acquiring 150,000 newly customers with deposits. Driven by strong net asset inflow from retail clients and mark to market gains, total account balance further increased 6.7% quarter-over-quarter and 115.9% year-over-year to US$40.8 billion, setting another historic high.

We continued to add new products on our platform to enhance user experience, which we believe is key to our long-term success. In the third quarter, we officially launched Hong Kong stock option trading and short selling. In early November, we have upgraded the Hong Kong stock option feature by offering weekly option in addition to monthly option. Additionally, in September, we introduced the Tiger Boss debit card, along with the T+0 automatic subscription and redemption feature for our wealth management product, Tiger Vault. This integration allows users to manage their investment portfolios more conveniently, seamlessly bridging daily spending, wealth management, and stock investments.

Our corporate businesses continued to perform well in the third quarter of 2024. During this period, we underwrote a total of 13 U.S. and Hong Kong IPOs, including “NIP Group” and “Voicecomm Technology” and we served as the exclusive lead bank for the U.S. IPOs of “NIP Group” and “XCHG Limited”. In our ESOP business, we added 18 new clients in the third quarter, bringing the total number of ESOP clients served to 597 as of September 30, 2024.”

Financial Highlights for Third Quarter 2024

•
Total revenues increased 44.1% year-over-year to US$101.1 million.
•
Total net revenues increased 47.1% year-over-year to US$85.4 million.
•
Net income attributable to ordinary shareholders of UP Fintech was US$17.8 million compared to a net income of US$13.2 million in the same quarter of last year, an increase of 34.0%.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$20.1 million, compared to a non-GAAP net income of US$16.0 million in the same quarter of last year, an increase of 25.6%. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Third Quarter 2024

•
Total account balance increased 115.9% year-over-year to US$40.8 billion.
•
Total margin financing and securities lending balance increased 101.8% year-over-year to US$4.5 billion.
•
Total number of customers with deposit increased 19.3% year-over-year to 1,032,800.

Selected Operating Data for Third Quarter 2024

	As of and for the three months ended
	September 30,	June 30,	September 30,
	2023	2024	2024
In 000’s
Number of customer accounts	2,147.9	2,307.9	2,368.0
Number of customers with deposits	865.5	982.3	1,032.8
Number of options and futures contracts traded	8,140.2	12,175.1	15,261.2
In USD millions
Trading volume	80,250.7	105,860.0	162,990.0
Trading volume of stocks	22,147.8	33,504.7	41,406.3
Total account balance	18,878.5	38,188.6	40,763.6

Third Quarter 2024 Financial Results

REVENUES

Total revenues were US$101.1 million, an increase of 44.1% from US$70.1 million in the same quarter of last year.

Commissions were US$41.2 million, an increase of 77.7% from US$23.2 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.8 million, a decrease of 15.2% from US$3.3 million in the same quarter of last year, primarily due to a decrease in margin financing and securities lending activities of our fully disclosed account customers.

Interest income was US$48.0 million, an increase of 25.2% from US$38.3 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues were US$9.1 million, an increase of 69.8% from US$5.4 million in the same quarter of last year, primarily due to the increase in IPO subscription incomes.

Interest expense was US$15.7 million, an increase of 29.4% from US$12.1 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$59.3 million, an increase of 21.7% from US$48.8 million in the same quarter of last year.

Execution and clearing expenses were US$3.5 million, an increase of 48.3% from US$2.4 million in the same quarter of last year due to an increase in our trading volume.

Employee compensation and benefits expenses were US$28.8 million, an increase of 10.8% from US$26.0 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.2 million, a slight decrease of 3.2% from US$2.2 million in the same quarter of last year.

Communication and market data expenses were US$9.7 million, an increase of 28.4% from US$7.6 million in the same quarter of last year due to increased IT-related fees.

Marketing and branding expenses were US$8.2 million, an increase of 59.2% from US$5.2 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$6.9 million, an increase of 27.3% from US$5.4 million in the same quarter of last year due to the increase in professional service expense and general expenses resulting from business expansion and changes.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$17.8 million, as compared to a net income of US$13.2 million in the same quarter of last year. Net income per ADS – diluted was US$0.110, as compared to a net income per ADS – diluted of US$0.083 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$20.1 million, as compared to a US$16.0 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.124 as compared to a non-GAAP net income per ADS – diluted of US$0.100 in the same quarter of last year.

For the third quarter of 2024, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 164,482,794. As of September 30, 2024, the Company had a total of 2,373,182,132 Class A and B ordinary shares outstanding, or the equivalent of 158,212,142 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of September 30, 2024, the Company’s cash and cash equivalents, term deposits and long-term deposits were US$432.3 million, compared to US$327.7 million as of December 31, 2023.

As of September 30, 2024, the allowance balance of receivables from customers was US$15.7 million compared to US$1.0 million as of December 31, 2023, which was due to a bad debt provision concerning the recoverability of a specific Hong Kong stock pledge business faced with extreme market situation and significant price drop, leading to a provision for the loan balance.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on November 12, 2024, U.S. Eastern Time (9:00 PM on November 12, 2024, Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link: https://register.vevent.com/register/BI98badd2259764082bdf9df7a4e175bd8

It will automatically lead to the registration page of “UP Fintech Holding Limited Third Quarter 2024 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 22, 2024. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of September 30,
	2023	2024
	US$	US$
Assets:
Cash and cash equivalents	322,599,616	429,951,960
Cash-segregated for regulatory purpose	1,617,154,185	2,509,390,812
Term deposits	896,683	924,530
Receivables from customers (net of allowance of US$991,286 and US$15,728,761 as of December 31, 2023 and September 30, 2024)	753,361,199	849,083,061
Receivables from brokers, dealers, and clearing organizations	541,876,929	2,390,770,795
Financial instruments held, at fair value	428,159,554	96,104,529
Prepaid expenses and other current assets	17,936,180	20,053,858
Amounts due from related parties	7,987,756	10,002,209
Total current assets	3,689,972,102	6,306,281,754
Non-current assets:
Long-term deposits	4,225,412	1,424,989
Right-of-use assets	9,067,885	12,267,414
Property, equipment and intangible assets, net	16,429,543	16,090,295
Goodwill	2,492,668	2,492,668
Long-term investments	7,586,483	7,417,207
Equity method investment	—	10,094,958
Other non-current assets	5,282,012	7,448,365
Deferred tax assets	10,990,998	11,077,569
Total non-current assets	56,075,001	68,313,465
Total assets	3,746,047,103	6,374,595,219
Current liabilities:
Payables to customers	2,913,306,558	3,576,928,825
Payables to brokers, dealers and clearing organizations:	114,771,931	1,998,452,968
Accrued expenses and other current liabilities	42,381,946	52,316,609
Deferred income-current	819,809	—
Lease liabilities-current	4,133,883	4,288,796
Amounts due to related parties	10,148,142	29,860,094
Total current liabilities	3,085,562,269	5,661,847,292
Convertible bonds	156,887,691	158,841,594
Lease liabilities-non-current	4,777,134	7,321,496
Deferred tax liabilities	3,397,831	2,141,790
Total liabilities	3,250,624,925	5,830,152,172
Mezzanine equity
Redeemable non-controlling interests	6,706,660	7,288,577
Total Mezzanine equity	6,706,660	7,288,577
Shareholders’ equity:
Class A ordinary shares	22,528	22,755
Class B ordinary shares	976	976
Additional paid-in capital	505,448,080	512,363,733
Statutory reserve	8,511,039	8,511,039
Retained earnings (Accumulated deficit)	(19,600,434)	13,543,386
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive (loss) income	(3,232,993)	5,189,270
Total UP Fintech shareholders’ equity	488,976,377	537,458,340
Non-controlling interests	(260,859)	(303,870)
Total equity	488,715,518	537,154,470
Total liabilities, mezzanine equity and equity	3,746,047,103	6,374,595,219

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Revenues:
Commissions	23,188,375	34,086,778	41,207,882	70,638,871	103,080,878
Interest related income
Financing service fees	3,307,720	2,905,198	2,803,878	9,003,889	8,541,141
Interest income	38,298,414	44,193,949	47,957,486	109,334,691	135,992,655
Other revenues	5,351,702	6,251,083	9,084,834	13,549,184	19,824,906
Total revenues	70,146,211	87,437,008	101,054,080	202,526,635	267,439,580
Interest expense	(12,130,614)	(13,581,981)	(15,700,359)	(30,961,919)	(44,072,175)
Total net revenues	58,015,597	73,855,027	85,353,721	171,564,716	223,367,405
Operating costs and expenses:
Execution and clearing	(2,372,142)	(2,807,006)	(3,518,611)	(6,839,304)	(8,556,480)
Employee compensation and benefits	(25,976,638)	(28,645,229)	(28,769,980)	(74,291,713)	(85,202,427)
Occupancy, depreciation and amortization	(2,235,084)	(2,109,688)	(2,162,704)	(7,196,446)	(6,416,729)
Communication and market data	(7,579,357)	(8,813,405)	(9,730,680)	(22,299,360)	(27,105,567)
Marketing and branding	(5,163,903)	(6,407,744)	(8,223,404)	(15,069,095)	(19,022,135)
General and administrative	(5,447,961)	(20,246,128)	(6,932,672)	(14,497,733)	(32,845,937)
Total operating costs and expenses	(48,775,085)	(69,029,200)	(59,338,051)	(140,193,651)	(179,149,275)
Other income (loss):
Others, net	6,725,131	1,405,013	(5,189,945)	14,812,226	(169,713)
Income before income tax	15,965,643	6,230,840	20,825,725	46,183,291	44,048,417
Income tax expenses	(2,592,703)	(3,486,260)	(2,907,080)	(11,487,671)	(10,921,637)
Net income	13,372,940	2,744,580	17,918,645	34,695,620	33,126,780
Less: net (loss) income attributable to non-controlling interests	(21,550)	(2,479)	3,353	(96,992)	(17,040)
Accretion of redeemable non-controlling interests to redemption value	(144,700)	(153,837)	(160,998)	(393,563)	(466,157)
Net income attributable to ordinary shareholders of UP Fintech	13,249,790	2,593,222	17,754,294	34,399,049	32,677,663
Other comprehensive (loss) income, net of tax:
Changes in cumulative foreign currency translation adjustment	(1,670,923)	(2,909,808)	16,119,046	(7,807,129)	8,418,198
Total Comprehensive income (loss)	11,702,017	(165,228)	34,037,691	26,888,491	41,544,978
Less: comprehensive loss attributable to non-controlling interests	(20,009)	(628)	(7,023)	(84,304)	(21,105)
Accretion of redeemable non-controlling interests to redemption value	(144,700)	(153,837)	(160,998)	(393,563)	(466,157)
Total Comprehensive income (loss) attributable to ordinary shareholders of Up Fintech	11,577,326	(318,437)	33,883,716	26,579,232	41,099,926
Net income per ordinary share:
Basic	0.006	0.001	0.008	0.015	0.014
Diluted	0.006	0.001	0.007	0.015	0.014
Net income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.085	0.017	0.113	0.222	0.208
Diluted	0.083	0.016	0.110	0.218	0.204
Weighted average number of ordinary shares used in calculating net income per ordinary share:
Basic	2,330,221,225	2,354,432,689	2,362,528,627	2,321,898,725	2,353,177,657
Diluted	2,439,248,294	2,378,752,460	2,467,241,917	2,429,798,761	2,460,309,649

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended September 30, 2023				For the three months ended June 30, 2024				For the three months ended September 30, 2024
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		2,744,880	(1)			2,603,648	(1)			2,331,274	(1)
Net income attributable to ordinary shareholders of UP Fintech	13,249,790	2,744,880		15,994,670	2,593,222	2,603,648		5,196,870	17,754,294	2,331,274		20,085,568

Net income per ADS - diluted	0.083			0.100	0.016			0.033	0.110			0.124
Weighted average number of ADSs used in calculating diluted net income per ADS	162,616,553			162,616,553	158,583,497			158,583,497	164,482,794			164,482,794
(1)
Share-based compensation.